SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 16, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 13 February
2006, the following Directors/Persons Discharging Managerial Responsibility,
purchased Partnership Shares and were awarded Matching Shares under the Inland
Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares
were purchased/allocated at £5.965 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.
                           Partnership Shares          Matching Shares             Total Interest in Ordinary Shares of
                                                                                   50p each following this notification*
                           Ordinary Shares of 50p      Ordinary Shares of 50p

John Campbell              21                          21                          15,214

Keith Cochrane             21                          21                           6,034

Stephen Dunn               21                          21                          15,484

Willie MacDiarmid          21                          21                          28,191

Ronnie Mercer              21                          21                          66,078

Susan Reilly               21                          21                          13,945

David Rutherford           21                          21                          12,842

James Stanley              21                          21                          45,095

*All less than 1% of the issued share capital

Donald McPherson, Deputy Company Secretary

Telephone: 01698 396413

15 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 16, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary